EXHIBIT 21

LCNB CORP. SUBSIDIARIES

LCNB National Bank, a national banking association, organized under the laws of the United States, and headquartered in Lebanon, Ohio.

LCNB Risk Management, Inc., organized under the laws of the State of Nevada, and headquartered in Las Vegas, Nevada.